September 15, 2020

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-6010

Attention:	Ibolya Ignat
Terence O’Brien Alan Campbell Suzanne Hayes

Re:	LENSAR, Inc. Form 10 Registration Statement (File No. 001-39473) CIK No. 0001320350

Ladies and Gentlemen:

We hereby request acceleration of the effective date of the above-referenced Registration Statement on Form 10 of LENSAR, Inc. so that it may become effective at 4:00 p.m., Eastern Time, on September 17, 2020, or as soon as possible thereafter. Once the Registration Statement has been declared effective, please orally confirm that event with our counsel, Latham & Watkins LLP, by calling Drew Capurro at 714-755-8008.

[Signature appears on next page]

September 15, 2020

Very truly yours,

/s/ Nicholas T. Curtis
Nicholas T. Curtis
Chief Executive Officer
LENSAR, Inc.

cc:	Via Email

Thomas R. Staab, II, LENSAR, Inc.

Michael Treska, Esq., Latham & Watkins LLP

B. Shayne Kennedy, Esq., Latham & Watkins LLP

Drew Capurro, Esq., Latham & Watkins LLP